                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

                                                     SEC FILE NUMBER:  0-28596

                                                     CUSIP NUMBER:  659317-10-1

(Check One):   [X]  Form 10-K      [ ]  Form 20-F       [ ]  Form 11-K
               [ ]  Form 10-Q      [ ]  Form N-SAR

               For Period Ended:  December 31, 1998

               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR
               For the Transition Period Ended:
                                                ---------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

     The North Face, Inc., a Delaware corporation

Address of Principal Executive Office:

     407 Merrill Avenue
     Carbondale, Colorado  81623

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[X]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached as Exhibit A hereto.
                               ---------

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PART III - NARRATIVE

     The North Face, Inc. (the "Company") previously announced on March 12, 1999, that its audit committee was conducting an investigation as to the accounting treatment of certain transactions in 1997 and 1998 and whether there were any other transactions entered into by the Company that require further inquiry. On March 31, 1999, the Company announced that its Board of Directors had received an oral summary of the conclusions of the audit committee. The Company currently anticipates that it will restate its financial statements for 1997 and its quarterly financial statements for 1998. The Registrant is unable to complete and file its annual report on Form 10-K for the fiscal year ended December 31, 1998 at this time because the annual audited financial statements have not been completed. This Notification of Late Filing is accompanied by a letter from the Registrant's independent certified public accountants confirming that the audit has not yet been completed.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

              James G. Fifield
              President and Chief Executive Officer
              The North Face, Inc.
              407 Merrill Avenue
              Carbondale, Colorado  81623
              Telephone: (970) 704-2300

         with a copy to:

              Jeffrey D. Saper, Esq.
              Selim Day, Esq.
              Wilson Sonsini Goodrich & Rosati
              Professional Corporation
              650 Page Mill Road
              Palo Alto, California 94304-1050
              Telephone:  (650) 493-9300

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     SEE ANNEX A ATTACHED HERETO.
     ---------------------------

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     The North Face, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 1, 1999                  By:  /s/ James G. Fifield
                                           ---------------------------
                                           James G. Fifield
                                           President and Chief Executive Officer

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                                    ANNEX A
                                    -------

     The Form 10-K for the periods ended December 31, 1997 and 1998 may be impacted as a result of the audit procedures by external auditors. As a result, a reasonable estimate of results, other than those set forth in the Company's press release issued March 31, 1999, cannot be made at this time. A copy of the Company's full press release issued on March 31, 1999, is set forth below:


                        "THE NORTH FACE, INC. COMPLETES
                        INVESTIGATION BY AUDIT COMMITTEE
                        --------------------------------

     CARBONDALE, COLORADO (March 31, 1999) The North Face, Inc. (Nasdaq: TNFI) announced today that its Board of Directors has received an oral summary of the conclusions of the audit committee of the Board of Directors relating to the audit committee's investigation of the accounting treatment of certain transactions. The Company currently anticipates that the aggregate restatement to the financial statements will be a reduction in revenue of approximately $5.1 million for 1997, and approximately $16.2 million for 1998, and a reduction in net income of approximately $3 million, or 26 cents per share, for 1997, and approximately $4 million, or 32 cents per share, for 1998.

     The North Face previously announced on March 12, 1999, that its audit committee was conducting an investigation as to the accounting treatment of certain transactions in 1997 and 1998 and whether there were any other transactions entered into by the Company that require further inquiry.

     The Company also stated today that it will not file its annual report on Form 10-K on or before March 31, 1999 and has filed for a fifteen-day extension. The Company's external auditors, Deloitte & Touche LLP, are in the process of completing their audit procedures. The Company intends to file its annual report on Form 10-K on or before April 15, 1999.

     The Company believes that these restatements to its 1997 and 1998 financial statements will not affect its compliance with applicable Nasdaq continued listing requirements.

     Quote for reference ticker symbols: TNFI

     The North Face, Inc. designs and distributes technically sophisticated outerwear, snowsports apparel, functional sportswear, tents, sleeping bags, backpacks, daypacks, accessories and rugged footwear under The North Face name. Through its subsidiary, La Sportiva USA, and its affiliate, La Sportiva S.r.L, the Company designs, manufactures and distributes rock climbing shoes, mountaineering boots and other rugged footwear under the La Sportiva name. The Company sells its products primarily to select specialty retailers throughout the United States, Europe and Canada.

     Statements included in this press release which are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended by Public Law 104-67. Specifically, the statements relating to the anticipated amount of the aggregate restatement to the Company's 1997 and 1998 financial statements and the Company's intent to file its Form 10-K are forward-looking statements. The Company cautions readers that actual results or events may differ from those indicated in the forward-looking statements as a result of the audit procedures of Deloitte & Touche LLP."

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                                   EXHIBIT A
                                   ---------

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105



March 31, 1999

Mr. James G. Fifield
The North Face, Inc.
407 Merrill Avenue
Carbondale, Colorado 81623

Dear Mr. Fifield:

This is to confirm that we have advised you that Deloitte & Touche LLP is unable to complete the audit of the consolidated financial statements of The North Face, Inc. (the "Company") as of December 31, 1998 and 1997 and for the three years in the period ended December 31, 1998 by March 31, 1999, the statutory due date for the filing, with the Securities and Exchange Commission, of the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

Yours truly,



/s/ Deloitte & Touche LLP

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